THIS NOTE HAS BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

IF THE HOLDER LIVES OUTSIDE THE UNITED STATES, IT IS THE HOLDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ChipMonk Inc.

Convertible Promissory Note

Series 2020

FOR VALUE RECEIVED ChipMonk Inc., a Delaware corporation (the "**Company**"), promises to pay to [Investor Name] (the "**Holder**", and together with all other Series 2020 Convertible Promissory Note holders, "**Holders**") the principal amount of $[________] (the "**Principal Amount**") with simple interest on the outstanding Principal Amount at the Interest Rate, subject to the terms set forth below. Interest shall commence with the date hereof and shall continue on the outstanding Principal Amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable on the Maturity Date.

The "**Discount**" is 20%.

The "**Interest Rate**" is 4%.

The "**Maturity Date**" is 36 months from th end of the Offering.

The "**Valuation Cap**" is $3,500,000.

See Section 3 for certain additional defined terms.

1. *Basic Terms*

(a) **Series of Notes**. This Convertible Promissory Note (the **"Note"**) is issued as part of a series of notes designated above (collectively, the **"Notes"**), and having an aggregate principal amount not to exceed $150,000 and issued in a series of one or more closings to certain persons and entities (collectively, the **"Holders"**). The Company shall maintain a ledger of all Holders.

(b) **Payments**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) **Prepayment**. The Company may not prepay this Note prior to the Maturity Date without the Majority Consent of the Holders.

2. *Conversion and Repayment*

(a) **Conversion Upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities (**"Equity Securities"**) to investors (the **"Investors"**) while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)), including any IPO (a **"Qualified Financing"**), then the outstanding Principal Amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) Discount Price and (ii) the Valuation Cap Price, whichever calculation results in a greater number of shares of Capital Securities (the "**Conversion Price**"). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, the Company may, solely at its option, elect to convert this Note into shares of a newly created NS Shadow Series.

(b) **Maturity Date Conversion**. In the event that this Note remains outstanding on the Maturity Date, then the outstanding Principal Amount of this Note and any unpaid accrued interest shall, upon the election of the Holder given prior to the Maturity Date, convert as of the Maturity Date into a newly created series of the Company's Preferred Securities on the terms and conditions set forth on Exhibit B at a conversion price equal to the Valuation Cap Price.

(c) **Change of Control**. If the Company consummates a Change of Control while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Securities at a conversion price equal to the Valuation Cap Price. The Company shall give the Holder notice of a Change of Control not less than ten days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(d) **Procedure for Conversion**. In connection with any conversion of this Note into Capital Securities, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the Capital Securities into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into Capital Securities pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(e) **Interest Accrual**. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument converts or matures in accordance with Sections 2(a)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Note without converting the Principal Amount plus any unpaid accrued interest to Capital Securities; or (2) issue to the Investor a number of units of the NS Shadow Series of the Capital Securities (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the NS Shadow Series of such Capital Securities shall equal the quotient obtained by dividing (x) the Principal Amount plus any unpaid accrued interest by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Note past the First Equity Financing and another Equity Financing occurs before this instrument converts or matures in accordance with Sections 2(a)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Note without converting the Principal Amount plus any unpaid accrued interest to Capital Securities; or (2) issue to the Investor a number of units of the NS Shadow Series of the Capital Securities (whether Preferred Securities or another class issued by the Company), as applicable, sold in the Subsequent Equity Financing. The number of shares of the NS Shadow Series of the Capital Securities shall equal the quotient obtained by dividing (x) the Principal Amount plus any unpaid accrued interest by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Principal Amount plus any unpaid accrued interest on the original principal (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Securities equal to the Principal Amount plus any unpaid accrued interest divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 3(b)(i), the Principal Amount plus any unpaid accrued interest will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Notes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Principal Amounts plus any unpaid accrued interest.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Principal Amount plus any unpaid accrued interest (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Securities (whether Preferred Securities or another class issued by the Company) equal to the Principal Amount plus any unpaid accrued interest divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Securities issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 3(a) or 3(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the conversion of the Note pursuant to Section 2(a)-(d); (ii) the issuance of units in the NS Shadow Series or Common Securities to the Investor pursuant to Section 3(a) or Section 3(b); or (iii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 3(b) or 3(c).

4. *Additional Definitions*

"**Capital Securities**" shall mean the Common Securities or Preferred Securities of the Company.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means the common limited liability company membership units of the Company, if the Company is a limited liability company, common stock of the Company, if the Company is a corporation, or common limited partnership interests of the Company, if the Company is a limited partnership, including any Common Securities issuable upon the conversion of this Note. For purposes of this Note, Common Securities refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Qualified Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend or distribution on its outstanding Common Securities, the amount of such dividend or distribution that is paid per unit of Common Securities multiplied by (x) the Purchase Amount divided by (y) the Dividend Price.

"**Dividend Price**" means (i) before any Equity Financing, the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price), or (ii) after one or more Equity Financings have occurred, the First Equity Financing Price.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Majority Consent**" means the affirmative vote of Holders holding, in the aggregate, in excess of 50% of the total aggregate Principal Amount represented by voting Holders. Any Holder that does not respond within 15 days of receipt of a written request for an Holder vote shall be deemed to have forfeited such Holder's right to vote on such action and the Principal Amount held by such Holder shall be ignored for purposes of determining the existence of a Majority Consent.

"**NS Shadow Series**" shall mean a series of Capital Securities that is identical in all respects to the shares of Capital Securities (whether Preferred Securities or another class issued by the Company) issued in the relevant Qualified Financing (e.g., if the Company sells Series A Preferred Securities in an Qualified Financing, the Shadow Series would be Series A-NS Preferred Securities), except that:

> (i) NS Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii)   Each of the NS Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Proxyholder (as defined therein) as its irrevocable proxy with respect to any matter to which NS Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving NS Shadow Series units and such agreement provides that the Proxyholder will vote with the majority of the holders of the relevant class of the Company's Capital Securities on any matters to which the proxy agreement applies;

(iii)   NS Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws; and

(iv)   The liquidation preference per share of the NS Shadow Series shall equal the Conversion Price (as determined pursuant to Section 3(a)), with corresponding adjustments to any price-based antidilution and dividend rights provisions.

"**Offering End Date**" means August 31, 2020; provided, however that the Company may, in its sole discretion, and upon no less than five business days' notice to prospective investors, change the Offering End Date to such earlier date as is set forth in the notice to prospective investors.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company, if the Company is a limited liability company, preferred stock of the Company, if the Company is a corporation, or preferred limited partnership interests of the Company, if the Company is a limited partnership, including any Preferred Securities issuable upon the conversion of this Note.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Regulation D**" means Regulation D promulgated under the Securities Act.

"**Valuation Cap Price**" means the price per unit equal to the quotient resulting from dividing the Valuation Cap by the number of outstanding shares of Common Securities of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Securities and exercise of all outstanding options and warrants, including all shares of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

5. **Company Representations and Warranties**

The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(a)   **Organization, Good Standing and Qualification**. The Company is duly organized, validly existing and in good standing under the laws of the state of its organization. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a **"Material Adverse Effect"**).

(b)   **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's governing body has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(c)   **Authorization**. All corporate action on the part of the Company, the Company's governing body and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the **"Conversion Securities"**), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(d)   **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(e)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(f)   **Compliance with Other Instruments**. The Company is not in violation or default of any term of its corporate organizational documents, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(g) **No Disqualification**. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF or Rule 506(d) of Regulation D, (iv) not barred from selling securities under section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h) **Offering**. Assuming the accuracy of the representations and warranties of the Holder contained in Section 5 below, the offer, issue, and sale of this Note and the Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(i) **Use of Proceeds**. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

6. *Holder Representations and Warranties*

The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(a) **Capacity**. The Holder has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) **Limitations on Disposition**. The Holder has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to certain exemptions from registration under the Securities Act. The Holder understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to other Securities Act provisions, in which case certain state transfer restrictions may apply.

(c) **Purchase for Own Account; Non-Registration**. The Holder is purchasing this instrument and the securities to be acquired by the Holder hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Holder understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Holder's representations as expressed herein.

(d)   **Regulation CF Limitation**. To the extent applicable, the Holder acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   **Receipt of Information; Non-Reliance**. The Holder acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Holder. In deciding to purchase this instrument, the Holder is not relying on the advice or recommendations of the Company or of NextSeed Securities, LLC (or its affiliates) and the Holder has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   **Limited Rights**. The Holder understands and acknowledges that as a Holder of the Note, the Holder shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   **No Public Market**. The Holder understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Holder hereunder.

(h)   **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Holder's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   **Review of Disclosure Materials**. Each Holder further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors", and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   **Likelihood of Total Loss**. Each Holder represents that the Holder understands the substantial likelihood that the Holder will suffer a **TOTAL LOSS** of all capital invested, and that Holder is prepared to bear the risk of such total loss.

7. *Events of Default*

(a)   If there shall be any Event of Default (as defined below) hereunder, at the option and upon the receipt of Majority Consent from the Holders, and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(a)(ii) or 7(a)(iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an **"Event of Default"**:

(i)   The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b)   In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

8. *Transfer Restrictions*

(a)   The Holder hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Securities (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 8(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 8(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 8(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 8(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 6 above, the Holder further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 8(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)	The Holder agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)	The Holder understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Note and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Holder and the Company or any agreement between the Holder and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

9. *Miscellaneous*

(a)	The Holder agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governing body to be advisable to reorganize this instrument and any shares of Capital Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Notes.

(b)	Any provision of this instrument may be amended, waived or modified only upon (i) the written consent of the Company and the Holder, or (ii) the written consent of the Company and Majority Consent of the Holders.

(c)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as first class mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)	The Holder is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Securities for any purpose, nor will anything contained herein be construed to confer on the Holder, as such, any of the rights of an equity holder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Capital Securities have been issued upon the terms described herein. However, if the Company pays a dividend or distribution on outstanding shares of Common Securities (that is not payable in Common Securities) while this Note is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Holder to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Holder, including, without limitation, any general partner, managing member, officer or director of the Holder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Holder; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Holder, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Houston, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. **"Senior Indebtedness"** shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

ChipMonk Inc.

By: _____

Name: <u>David Downing</u>

Title: <u>CEO</u>

Address:
1334 Brittmoore Rd, Ste 1000DHouston, TX 77043

Email: info@chipmonkbaking.com

HOLDER:

_____

ADDRESS:

PRINCIPAL: $

DATE:

Exhibit A – NS Shadow Series Proxy

Irrevocable Proxy

Reference is hereby made to a certain Convertible Promissory Note (the "**Note**") between ChipMonk Inc., a Delaware corporation (the "**Company**") and the Investor identified on the signature page hereto ("**Investor**"). In connection with a conversion of Investor's investment in the Note into Preferred Securities of a NS Shadow Series (as defined in the Note) pursuant to the Note, the Investor and NextSeed Services LLC (the "**Proxyholder**") hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all Preferred Securities of NS Shadow Series owned by the Investor as of the date of this Irrevocable Proxy or any subsequent date (the "**Interests**"), Investor hereby grants to Proxyholder an irrevocable proxy to vote the Interests in any manner that the Proxyholder may determine in its sole and absolute discretion. For the avoidance of doubt, the Proxyholder, as the holder of this irrevocable proxy (rather than the Investor) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Proxyholder hereby agrees to vote all Interests consistently with the majority of the Preferred Securities on which the NS Shadow Series is based. This proxy revokes any other proxy granted by the Investor at any time with respect to the Interests.
   (b) The Proxyholder shall have no duty, liability or obligation whatsoever to the Investor arising out of the Proxyholder's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Proxyholder's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as an equity holder of the Company or otherwise, against the Proxyholder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Investor agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Investor represents and warrants to the Proxyholder as follows:

   (a) The Investor has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

(b) The Investor is the record owner of the Interests and the Investor has plenary voting and dispositive power with respect to such Interests; the Investor owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Investor is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Investor has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Investor acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Proxyholder may be enforced by a decree of specific performance issued by arbitration pursuant to the Note, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Proxyholder may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Note.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Investor and the Proxyholder.

7. Assignment.

(a) In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Proxyholder substantially identical to this irrevocable proxy.

(b) The Proxyholder may transfer its rights under this instrument after giving prior written notice to the Investor.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEROF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

_____

PROXYHOLDER:

By: _____
Name: <u>Youngro Lee   </u>
Title: Authorized Signatory, NextSeed Services LLC

Exhibit B – Terms of Series Preferred Securities

Securities: A newly created series of Preferred Securities (the "Series Preferred")

Liquidation preference: In the event of a liquidation, dissolution or winding up of the Company, the Series Preferred will have the right to receive the Conversion Price prior to any distribution to the Common Securities. The remaining assets will be distributed pro rata to the holders of Common Securities. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Conversion: The Series Preferred may be converted at any time, at the option of the holder, into shares of Common Securities. The conversion rate will initially be 1:1, subject to customary adjustments.

Automatic conversion: Each share of Series Preferred will automatically convert into Common Securities, at the then applicable conversion rate, upon (i) the Company's IPO, or (ii) the consent of the holders of at least a majority of the then outstanding shares of Series Preferred.

Voting rights: Series Preferred holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the equity holders of the Company. Each of the Series Preferred holders shall enter into a proxy agreement, substantially in the form of Exhibit A attached hereto, subject to necessary adjustments, appointing the Proxyholder (as defined therein) as its irrevocable proxy with respect to any matter to which Series Preferred holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving Series Preferred and such agreement provides that the Proxyholder will vote with the majority of the holders of the relevant class of the Company's Capital Securities on any matters to which the proxy agreement applies.